

02019640

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

:ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

RECEIVED
MAR 0 5 2002
340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29983

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/01____ AND ENDING ____12/31/01____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Warfield Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  450 Park Avenue, Suite 1401
  (No. and Street)

New York,   New York   10022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Thomas R. Warfield   (212) 319-6755
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Myer, Greene & Degge
  (Name — if individual, state last, first, middle name)

P.O. Box 930   Pearl River,   NY   10965
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Thomas R. Warfield _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Warfield Associates, Inc. _____, as of

_____ December 31 _____, 20 01 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

ANN E. McKENNA
NOTARY PUBLIC, State of New York
No. 4808216
Qualified in Westchester County
Commission Expires Jan. 81, 1991 01/31/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WARFIELD ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2001
AND FOR THE YEAR THEN ENDED

WARFIELD ASSOCIATES, INC.

I N D E X

INDEPENDENT AUDITOR'S REPORT

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

We have audited the accompanying statement of financial condition
of Warfield Associates, Inc. as of December 31, 2001 and the
related statements of income, changes in stockholder's equity and
cash flows for the year then ended. These financial statements
are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used
and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position,
results of operations and cash flows of Warfield Associates, Inc.
as of and for the year ended December 31, 2001, in conformity
with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER, GREENE & DEGGE

Dated at New York: January 22, 2002

WARFIELD ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Notes 1D and 3)	$122,046
Accounts receivable	217,600
Receivable from brokers, dealers and clearing organizations (Note 3)	15,176
Prepaid expenses	30,606
Fixed assets - net (Notes 1C and 4)	38,424
Deposits	15,000
Other investments	14,939
Securities not readily marketable (Note 2)	3,300
TOTAL ASSETS	$457,091

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 16,044
Profit sharing plan contribution payable (Note 8)	52,560
Income taxes payable (Note 5)	-
Payroll tax liabilities	-
Total Liabilities	68,604
Commitments and contingencies (Note 7)	-
Stockholder's equity - Schedule 1	388,487
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$457,091

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock (1) | | | | Paid in | Retained | |
| | Issued | | In Treasury | | | | |
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2001	20	$2,000	(9)	$(30,000)	$ 148,329	$ 387,373	$ 507,702
Net (Loss)	-	-	-	-	-	(61,981)	(61,981)
Distribution of Subchapter S Corporation Earnings	-	-	-	-	-	(57,234)	(57,234)
BALANCE, DECEMBER 31, 2001	20	$2,000	(9)	$(30,000)	$ 148,329	$ 268,158	$ 388,487

(1) No par value, 200 shares authorized, 20 shares issued and 11 shares outstanding. Treasury stock is reflected at cost.

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Amount	Percent To Total Revenue
REVENUE (Note 1B)		
Advisory fees	$ 1,763,666	72.46
Commissions	659,571	27.10
Interest, dividends & other income	10,605	0.44
Total Revenue	2,433,842	100.00
EXPENSES		
Employee compensation	1,927,278	79.18
Rent, utilities & other occupancy costs (Note 7)	139,278	5.72
Telephone, trading and research services	83,150	3.41
Profit sharing plan (Note 8)	78,060	3.21
Payroll taxes	54,894	2.26
Auto and travel	44,099	1.81
Insurance and fringe benefits	44,099	1.81
Meals and entertainment	13,554	0.56
Professional fees	37,141	1.53
Office supplies and general expenses	13,272	0.54
Dues, subscriptions, licenses and registrations	16,858	0.69
Depreciation and fixed assets expensed (Note 1C)	6,965	0.29
Marketing	2,094	0.09
Miscellaneous	2,176	0.09
Repairs and maintenance	657	0.03
Total Expenses	2,463,575	101.22
(LOSS) BEFORE INCOME TAX PROVISION	(29,733)	(1.22)
CURRENT INCOME TAX PROVISION (Note 5)		
Local	32,148	1.33
State	100	–
NET (LOSS)	$(61,981)	(2.55)

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

WARFIELD ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)	$(61,981)	
Adjustments to reconcile net income to cash provided by operations:		
Depreciation and fixed assets expensed	6,965	
Decrease (increase) in operating assets:		
Accounts receivable	200,025	
Receivable from brokers, dealers and clearing organizations	29,607	
Prepaid expenses	(11,861)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(1,724)	
Profit sharing plan contribution payable	(21,870)	
Income taxes payable	(25,000)	
Payroll tax liabilities	(2,658)	
Cash Provided By Operations		$ 111,503

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(23,645)	
Cash (Applied To) Investing Activities		(23,645)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital withdrawals	(50,000)	
Distribution of Subchapter S Corporation Earnings	(7,234)	
Cash (Applied To) Financing Activities		(57,234)

INCREASE IN CASH AND CASH EQUIVALENTS	30,624
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	91,422
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1D)	$ 122,046

*The accompanying notes are an integral part of the
financial statements.*

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   *The Company*: Warfield, Banfield & Co., Inc (The Company), was
    incorporated on March 8, 1983 under the laws of the State of New
    York to carry on a general investment and management advisory
    business. On May 11, 1987, the Company changed its name to
    Warfield Associates, Inc. The Company is a broker-dealer
    registered with the Securities and Exchange Commission and is
    a member of the National Association of Securities Dealers.

B   *Revenue*: Transactions for the Company's accounts in securities,
    short-term money market instruments and related revenue and expense
    are principally recorded on a trade-date basis. For purposes of
    determining the realized gain or loss on a sale, the cost of securities
    sold is based on a first in, first out method unless shares are
    otherwise specifically identified. Dividends are recorded on the ex-
    dividend date and interest income is accrued as earned.

C   *Fixed Assets*: Furniture, fixtures and equipment are recorded at
    cost. Depreciation is computed using accelerated and straight line
    methods over the estimated useful lives of the assets. Expenditures
    that materially increase the life of the related assets are
    capitalized. Expenditures for maintenance and repairs are charged to
    operations.

D   *Statement of Cash Flows*: For purposes of the statement of cash flows,
    cash equivalents include time deposits, certificates of deposit, and
    all highly liquid debt instruments with original maturities of 3 months
    or less.

NOTE 2--INVESTMENT IN SECURITIES

Securities not readily marketable include certain restricted securities
which cannot be sold at this time. These investments are stated at
estimated value as determined by management.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization
deposit accounts which, at times, may exceed federally insured limits.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing
organizations is attributable to a single clearing organization.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 4--FIXED ASSETS

As of December 31, 2001 fixed assets consisted of the following:

Office equipment	$ 59,977
Furniture and fixtures	24,812
Transportation equipment	20,331
Leasehold improvements	16,173
	121,293
Less: Accumulated depreciation	(82,869)
NET TOTAL	$ 38,424

NOTE 5--INCOME TAXES

The Federal income taxes on the net income for the year are payable personally by the shareholders pursuant to an election under Internal Revenue Code Section 1362(a) to be taxed as a small business corporation. In addition, the Company has elected, pursuant to Section 660 of Article 22 of the New York State tax law, to be taxed as a small business corporation. However, the Company is liable to New York City for local income taxes.

The Company's effective income tax rate is different than what would be expected if the local statutory rates were applied to income from continuing operations primarily because the Company uses different accounting methods for financial reporting and tax reporting purposes, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the fact that New York City does not recognize subchapter S corporations.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2001, the Company had net capital, as defined, of $67,012, which was $62,012 in excess of its regulatory requirements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 7--COMMITMENTS AND CONTINGENCIES

Effective July 1998, the Company entered into a 5 year lease agreement for the rental of their New York City facilities. The term of the lease expires on June 30, 2003. The rent, including electric, from September 1, 1998 through May 31, 2000 is $116,762 per annum, payable in equal monthly installments. The rent, including electric, from June 1, 2000 through June 30, 2003 is to be $137,907 per annum, payable in equal monthly installments. In addition, the Company is also responsible for real estate tax escalation clauses.

In September, 1999, the Company entered into a 2 year motor vehicle lease agreement. The lease required 24 equal monthly installments of $688. The lease has since then been terminated.

Miniumum future payments required under these leases for the next 2 years and in the aggregate are approximately:

2002	$140,000
2003	70,000
	$210,000

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all employees. Contributions to the plan are based on management's discretion and contributions are determined using a percentage of the participating employees' salaries for 2001. The amount of profit sharing expense charged to operations was $78,060.

NOTE 9--RELATED PARTY TRANSACTIONS

During 2001, the Company received approximately $238,000 of advisory fees from a joint venture of which the Company's president and sole stockholder is a general partner. At December 31, 2001, the balance due from the joint venture included in accounts receivable amounted to $17,192.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 10--SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for interest and income taxes are as follows:

Interest	$ -
Income taxes	67,248

NOTE 11--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

WARFIELD ASSOCIATES, INC.

SUPPLEMENTAL DATA

WARFIELD ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total stockholders' equity		$ 388,487
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		388,487
Deductions and/or charges:		
Total nonallowable assets	319,869	
Other deductions or charges	-	
Other additions or credits	-	(319,869)
Net capital before haircuts on security positions		68,618
Haircuts on trading and investment securities		(1,606)
Undue concentration on trading and investment securities		-
Net capital		67,012
Computation of net capital requirement:		
Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 62,012

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 42,012
Difference due to adjustments to income tax accrual	25,000
NET CAPITAL PER ABOVE	$ 67,012

WARFIELD ASSOCIATES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2001

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Correspondent Services
Corporation. This company files financial statements with the Securities
and Exchange Commission pursuant to Rule 17a-5.

WARFIELD ASSOCIATES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

In planning and performing our audit of the financial statements
of Warfield Associates Inc. for the year ended December 31,
2001, we considered it's internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits)
and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under- standing and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the
Corporation management, the Securities Exchange Commission and
other regulatory agencies which rely on Rule 17a-5(g) under the
Securities Exchange Act of 1934 in their regulation of
registered brokers and dealers, and is not intended to and
should not be used by anyone other than these specified parties.

_____
MYER, GREENE & DEGGE

Dated at New York: January 22, 2002